FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Irene Aguiló
iaguilo@endesa.cl

For further information contact:	Jacqueline Michael
Jaime Montero	jmc@endesa.cl
Investor Relations Director
Endesa Chile
(56-2) 634-2329
jfmv@endesa.cl

ENDESA CHILE AWARDED PRIZE FOR BEST CORPORATE GOVERNANCE PRACTICES AT
LATIN AMERICAN LEVEL BY IR GLOBAL RANKING

This prize rewards the constant efforts of the Company’s Management in implementing best practices related to corporate governance, and the progress achieved in providing more information to its shareholders and investors, as clearly and as transparently as possible.

(Santiago, Chile, February 20, 2007) Endesa Chile (NYSE: EOC) announced today the following press release.

On February 16, 2007, Endesa Chile was chosen as the third highest ranking Latin American publicly listed company for Best Corporate Governance Practices, according to the IR Global Rankings 2007 made by the investor relations and financial communications firm, MZ Consult.

A total of 145 companies representing 33 countries took part in the ninth version of the IR Global Rankings. The prize is awarded in five regions: North America, Europe, Latin America, Asia/Pacific and Africa, and the methodology used is based on a system of exhaustive analysis, supported in turn by experts in the auditing, corporate governance and legal areas (KPMG Independent Auditors, Linklaters and JPMorgan).

Endesa Chile competed among 44 Latin American companies, ranking highest among Chilean companies and third highest in Latin America. Second place was won by the Brazilian company Perdig ão S.A., while the Mexican company Grupo Aeroportuario del Sureste (ASUR) won the first prize in the region.

MZ Consult is a prestigious consulting firm created in 1999 to support publicly listed companies with respect to their relations with the equity and debt capital markets. The firm, with offices in New York and Sao Paulo, considers the following criteria in the evaluation of corporate governance: management responsibility in the promotion of common interests between shareholders and executives of the companies; the board of directors, as the entity that supervises and sets long -term goals; shareholder protection, with actions that do not hurt minority shareholders; capital structure; clarity in policies and decisions; and transparency and fairness, with the disclosure of reliable information to shareholders.

The prize recognizes the constant efforts of the Company’s Management to implement the best practices with respect to corporate governance, and the progress achieved in providing more information to its shareholders and investors, as clearly and transparently as possible.

The noteworthy ranking obtained by Endesa Chile in the IR Global Rankings 2007 is in addition to other prizes achieved for corporate governance. In November 2006, it was recognized by the Affinitas alliance, led by the prestigious Spanish law firm Garrigues, as the Chilean company listed on Latibex with the best corporate governance practices in Chile. Also, in July 2004, the electricity generation company was chosen by the Institutional Investor Research Group as the Latin American company with the best corporate governance among electricity companies whose stocks trade in the United States.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: February 21, 2007	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.
Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.